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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------        No ----X----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Commences Joint Campaign With IBM

To Promote iBOLT Integration Suite For iSeries

Campaign Includes Webinar and Seminar Series Across The U.S.A.

Irvine, California (April 24, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today the commencement of a joint campaign with IBM to promote Magic's iBOLT Integration Suite as a solution for application integration and development on the IBM iSeries platform.

The campaign series, which began on April 22nd with a one-hour Webinar entitled "Cost Effective EAI for the iSeries," is aimed at providing iSeries users a means to rapidly integrate iSeries applications and systems with other platforms and legacy data in their organizations.

Magic believes that the combination of iBOLT (www.magicsoftware.com/ibolt) and IBM's iSeries is ideal as both technologies share a common philosophy of delivering maximum customer value through scalability, reliability, and security. Magic's iBOLT integrates iSeries systems with a broad array of emerging technologies such as XML and Web Services to streamline business processes and improve productivity.

The campaign will also target over 1,500 leading CIO's and IT managers in the United States, with a strong focus on the financial and insurance industries where Magic Software already has significant successes and reference accounts. Both Magic Software and IBM are inviting existing customers and prospects to the upcoming seminars.

The Seminar Tour (www.magicsoftware.com/usa/ibolt_event.htm) will include sessions in New York (April 28), Toronto (April 29), San Francisco (April 30) and Irvine, California (May 1).

"We consider the opportunity to work with IBM at this level to be a tremendous asset for Magic Software and more importantly, for our customers," said David Leichner, vice president worldwide marketing for Magic Software. "For years, we've enjoyed a mutually beneficial partnership with IBM and look forward to continuing to deliver the best integration and development tools for the iSeries platform and the entire line of eServer systems."

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: April 24th 2003